July 23, 2014

Via FedEx and Edgar

Mr. Larry Spirgel

Ms. Jill Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 10, 2014
Form 8-K filed February 20, 2014
Response dated May 19, 2014
File No. 001-13718

Dear Mr. Spirgel and Ms. Davis,

We greatly appreciate your further time and consideration earlier today to discuss certain responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, as set forth in our prior letter to the Staff dated June 26, 2014.

As discussed, in responding to Comment 7 of the comment letter previously received from the Staff, the Company will promptly revise all references to “Free Cash Flows” (as presented in the Company’s recent earnings releases). Specifically, in future earnings releases the Company will use the term “Adjusted EBITDA Available for General Capital Purposes” in place of “Free Cash Flow.” In addition, as discussed with you on today’s call, the Company will present a detailed definition and complete reconciliation of this non-GAAP measure to Net Income under GAAP.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Jonathan Groff, Staff Attorney Kathryn Jacobson, Staff Accountant Dean Suehiro, Staff Accountant Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP